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SEC FILE NUMBER
8-69349

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: BMS CAPITAL ADVISORY, INC.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

757 THIRD AVENUE, 22ND FLOOR
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

ONDREJ VESELY	952-224-0200	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DELOITTE & TOUCHE LLP
(Name – if individual, state last, first, and middle name)

50 S 6TH ST, STE 2800	MINNEAPOLIS	MN	55402
(Address)	(City)	(State)	(Zip Code)

10/19/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOSHUA CURRY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BMS CAPITAL ADVISORY, INC., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

KERRY A SANTINO
Notary Public - State of New York
No. 01SA6331273
Qualified in Kings County
My Commission Expires 10/05/2027

Signature: [signature]

Title:
CHIEF EXECUTIVE OFFICER

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



Deloitte & Touche LLP
50 South 6th Street
Suite 2800
Minneapolis, MN 55402-1538
USA

Tel:+1 612 397 4000
Fax:+1 612 397 4450
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of BMS Capital Advisory, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BMS Capital Advisory, Inc. (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

May 21, 2026

We have served as the Company's auditor since 2026.

BMS CAPITAL ADVISORY, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2025

ASSETS

Cash	$	2,587,953
Prepaid assets		52,961
Other assets		250,738
Total assets	$	2,891,652

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Due to affiliates	$	267,106
Accrued liabilities		490,989
Total liabilities		758,095
Stockholder's equity:		
Common stock, no par value — 1,000 shares authorized;		
1,000 issued and outstanding		1,000
Additional paid-in capital		6,049,975
Accumulated deficit		(3,917,418)
Total stockholder's equity		2,133,557
Total liabilities and stockholder's equity	$	2,891,652

See notes to statement of financial condition.

BMS CAPITAL ADVISORY, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2025

1. **ORGANIZATION, NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES**

Organization — BMS Capital Advisory, Inc. (the "Company") is a wholly owned subsidiary of Blackwood Bidco LLC (the "Parent"). The Company, a Delaware corporation, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on August 12, 2013 and was approved by the SEC and FINRA as a broker-dealer on July 29, 2014, whereby the Company commenced operations as a broker-dealer.

Nature of Operations — Pursuant to the Membership Agreement entered into by the Company and FINRA on July 25, 2014 and amended on August 15, 2019, the Company is authorized to act as a broker-dealer engaging in private placements of securities, best efforts underwriting of corporate securities (other than mutual funds), referral activities, and mergers and acquisitions services. The Company's principal business activity consists of providing financial advisory services to clients in connection with mergers, acquisitions, divestitures, recapitalizations, fairness support, and related strategic transactions.

Exemption from Rule 15c3-3 — The Company is subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). The Company does not claim an exemption from 17 C.F.R. § 240.15c3-3, in reliance on Footnote 74 to SEC Release 34-70073. The Company does not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (2) does not carry accounts of or for customers; and (3) does not carry Proprietary Accounts of Broker-Dealers ("PAB") throughout the most recent fiscal year without exception.

Use of Estimates — The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the year presented. Actual results could differ from management's estimates, and the differences could be significant.

Advisory and Investment Banking Fee Revenues — The Company accounts for revenue from contracts with customers in accordance with ASC 606, Revenue from Contracts with Customers. The Company identifies its advisory services as a bundle of services that collectively represent one performance obligation to provide advisory services over the term of the engagement. Clients simultaneously receive and consume the benefits of these advisory services as the Company performs; therefore, fixed advisory fees and non-refundable retainer fees are generally recognized over time using a time-elapsed measure of progress over the related service period. Amounts billed or collected in advance of services being performed are recorded as deferred revenue and recognized as revenue as the related services are provided. Deferred revenue, which represents the Company's contract liability, was $154,167 and $331,495 as of December 31, 2025, and January 1, 2025, respectively.

The Company may also earn success-based fees upon the consummation of a specified transaction or

other contractual milestone. Success fees are generally variable consideration because they are contingent upon events outside the Company's control, including the successful closing or funding of a transaction. Accordingly, success fees are not recognized until the uncertainty related to the fee is resolved and it is probable that a significant reversal of revenue will not occur, which is generally upon closing or completion of the applicable transaction. Success fees may be based on a fixed amount, a contractual percentage of transaction value, or other terms specified in the engagement agreement.

Cash — As of December 31, 2025, the balance reflected on the statement of financial condition represented cash held at a major United States banking institution.

Income Taxes — The Company files a consolidated federal income tax return as part of a consolidated group and will also file state income tax returns either on a stand-alone basis or as part of a consolidated group, as required. The Company calculated the provision for income taxes on a stand-alone basis. The Company accounts for income taxes under the asset and liability method under ASC 740, Income Taxes ("ASC 740"), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Deferred tax assets are recorded to the extent these assets are more likely than not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent financial operations. Valuation allowances are recognized to reduce deferred tax assets if it is determined to be more likely than not that all or some of the potential deferred tax assets will not be realized.

The Company follows ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in the financial statements. ASC 740-10 provides that a tax benefit from an uncertain tax position may be recognized based on the technical merits when it is more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes. Income tax positions must meet a more likely than not recognition threshold at the effective date to be recognized upon the adoption of ASC 740-10 and in subsequent periods. This standard also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Recently Adopted Accounting Pronouncements — In November 2023, the FASB issued ASU 2023-07: Improvements to Reportable Segment Disclosures. This ASU, which amends Topic 820: Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company has a single reportable segment based on the nature of its services and regulatory environment under which it operates. The nature of business and the accounting policies of the segment are the same as described throughout Note 1. The Company's Chief Operating Decision Maker ("CODM") is its Chief Executive Officer. The CODM assesses the reportable segment's performance and allocates resources for the reportable segment based on the net income and total assets which are the same amounts in all material respects as those reported on the Statement of Operations and Statement of Financial Condition. The Company adopted the standard on January 1, 2024. The adoption did not have a material impact the Company's financial statements.

2. **RELATED PARTY TRANSACTIONS**

The Company and BMS Intermediaries, Inc. (the "Affiliate"), an affiliated entity, have entered into an Expense Sharing Agreement ("ESA"), whereby the Affiliate provides certain management and administrative services. For the year ended December 31, 2025, charges for these services and operating expenses totaled $2,128,507.

3. **FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK**

In the normal course of business, the Company maintains bank account with balances that can exceed federally insured limits. To mitigate this risk, the Company maintains its cash balances at large, well-capitalized bank which it monitors. The Company's exposure to credit risk associated with counterparty nonperformance on such financial instruments is limited to the amounts reflected on the statement of financial condition.

4. **INCOME TAXES**

The components of the deferred income tax assets as of December 31, 2025 are as follows:

Current deferred tax asset:		
Accrued vacation	$	1,520
Salaries and other benefits		28,620
Federal net operating loss		844,000
State net operating loss		41,200
Less: valuation allowance		(915,340)
Total	$	-

In assessing the realization of deferred tax assets, the Company's management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company's management considers projected future taxable income and tax planning strategies in making this assessment. As of December 31, 2025, a valuation allowance of $914,100 has been recognized for deferred tax assets related to federal and state net operating losses (NOLs). The company's aggregate federal and state NOLs total $4,019,000 and $853,000 respectively. The federal NOL has no expiration date and the state NOLs have various expiration dates. Management has evaluated the Company's tax positions and has concluded that the Company has taken no significant uncertain tax positions that require disclosure in or adjustment to the financial statements.

The Company is no longer subject to U.S. federal income tax examinations for years before 2021, with few exceptions, and is no longer subject to state income tax examinations by tax authorities for years before 2021.

5. **COMMITMENTS AND CONTINGENCIES**

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, and may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the

Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, results of its operations or cash flows. As of December 31, 2025, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

6. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1") under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $5,000 or 6-2/3% of aggregated indebtedness, as these terms are defined. At December 31, 2025, the Company had net capital, as defined, of $1,829,858, which was $1,779,318 in excess of its required net capital of $50,540. The Company's percentage of aggregate indebtedness to net capital was 41.43% at December 31, 2025.

7. SUBSEQUENT EVENTS

Management has evaluated subsequent events for the Company through the date the financial statements were issued and has concluded that there are no subsequent events relevant for financial statement disclosure.

8. RESTATEMENT OF PREVIOUSLY REPORTED AMOUNTS

Subsequent to the issuance of the Company's Statement of Financial Condition as of and for the year ended December 31, 2024, the Company identified that it did not properly account for revenues in accordance with the applicable accounting standards. As a result, equity as of December 31, 2024 has been restated from the amount previously reported to reflect an increase in accrued liabilities and an increase to the accumulated deficit of $302,700.

The effects of the error on the Company's previously reported stockholder's equity is shown below:

Balance - December 31, 2024, unaudited, previously reported	$2,165,120
Prior-period Adjustment, unaudited	(302,700)
Balance - January 1, 2025, as restated	$1,862,420

* * * * * *